PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

Robert J. Dellinger

Sr. Vice President, Finance and Chief Financial Officer

April 12, 2011	Via facsimile to (703) 813-6968 and EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Stop 4631

Washington, D.C. 20549

Re:	Comment letter dated March 30, 2011 concerning the Annual Report on Form 10-K of PPG Industries, Inc. (“PPG”) for the year ended

December 31, 2010 - File No. 1-1687

Dear Mr. Decker:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response. In our responses below, the references to the inclusion of information in future filings are intended to indicate that we will begin with our Form 10-Q for the quarter ending March 31, 2011.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

Performance in 2010 compared with 2009, page 16

1.	Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please expand/revise your discussion under results of operations for all periods to:

•

Provide a more robust explanation for the changes in line items within your statements of income. For example, you disclosed that the negative impact of inflation on cost of sales in 2010 was offset by increases in selling prices and lower manufacturing costs and the incremental sales volume delivered an above average gross margin without further explanations as to the extent of each factor identified or how these factors resulted in an increase in gross margin;

Mr. Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 12, 2011

•

Quantify the reasons for the changes in your operating expenses from period-to-period. For example, you indicate that the increase in selling, general and administrative expenses was due to higher sales volume, inflation and currency, offset by specific overhead cost reduction actions without further quantification;

•

Provide a more robust explanation for the changes in your segment results. Please also quantify the business reasons for changes in your segment results. For example, you indicate that the increase in sales was due to higher sales volumes in the fiber glass business partially offset by lower flat glass pricing without further explanation. It is not clear to what extent sales in the fiber glass business increased compared to the decrease in flat glass pricing. It is also not clear why there was higher sales volume in the fiber glass business and why there was lower pricing in the flat glass business. In addition, you also disclosed that segment income increased due to higher fiber glass sales volumes, lower manufacturing costs and higher equity earnings, partially offset by lower flat glass pricing without any explanation why these events occurred and without any further quantification. In addition, on your fourth quarter earnings call on January 20, 2011, you mentioned that you have continued aggressive management of your operations and overall cost structure. Your operating segments reduced cost by over $100 million, plus an additional $50 million from other manufacturing and costs reduction initiatives. However, in reading your MD&A, it is not clear what the impact of these costs savings were on your individual segments.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

Consistent with the Staff’s request, in future filings we will refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification and, in future filings, we will improve our Management’s Discussion and Analysis of Financial Condition and Results of Operations by providing quantification of amounts and further clarification throughout our discussion. As part of that effort, we will expand/revise our discussion of results of operations for all periods to provide a more robust explanation for the changes in the line items of our statements of income, including quantifying the reasons for the changes in our operating expenses from period to period. In addition, we will provide a more robust explanation for the period to period changes in our segment results, including quantifying the business reasons for these changes.

Financial Statement

6. Investments, page 40

2.	You disclose that with the power to direct the activities of RS Cogen equally shared between RS Cogen’s two owners, you do not consider yourself to be the joint venture’s primary beneficiary. In future filings, please disclose the following:

•	Provide information about any liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of your variable interest in the RS Cogen; and

Mr. Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 12, 2011

•

Disclose significant factors considered and judgments made in determining that the power to direct the activities of your VIE that most significantly impact the VIE’s economic performance is shared in accordance with the guidance in ASC 810-10-25-38D.

Refer to ASC 810-10-50-4d through 4e.

Consistent with the Staff’s request, in future filings we will provide information about liquidity arrangements, guarantees and other commitments by third parties that may affect the fair value or risk of PPG’s variable interest in RS Cogen. In addition, in future filings, we will disclose the significant factors we considered and judgments we made in determining that the power to direct the activities of RS Cogen that most significantly impact its economic performance are shared in accordance with the guidance in ASC 810-10-25-38D.

Consistent with the Staff’s request, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Robert J. Dellinger
Robert J. Dellinger
Senior Vice President, Finance and Chief Financial Officer

cc:	Ernest Greene, Staff Accountant

Alfred Pavot, Staff Accountant